Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 12, 2021
Relating to the Preliminary Prospectus Supplement
dated January 12, 2021 and
Prospectus dated April 30, 2019
Registration Statement No. 333-231146

MAIN STREET CAPITAL CORPORATION
$300,000,000
3.000% Notes due 2026
PRICING TERM SHEET
January 12, 2021

The following sets forth the final terms of the 3.000% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated January 12, 2021, together with the accompanying prospectus dated April 30, 2019, relating to these securities (collectively, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Main Street Capital Corporation
Security:	3.000% Notes due 2026
Expected Rating*:	BBB- Stable (S&P)
Aggregate Principal Amount Offered:	$300,000,000
Maturity:	July 14, 2026
Trade Date:	January 12, 2021
Settlement Date:	January 14, 2021 (T+2)
Use of Proceeds:	Repayment of outstanding debt under Credit Facility
Price to Public (Issue Price):	99.004%
Coupon (Interest Rate):	3.000%
Yield to Maturity:	3.199%
Spread to Benchmark Treasury:	+ 270 basis points
Benchmark Treasury:	0.375% due December 30, 2025
Benchmark Treasury Price and Yield:	99-12+ and 0.499%
Interest Payment Dates:	January 14 and July 14 of each year, commencing July 14, 2021
Optional Redemption:	The Company may redeem in whole or in part at any time, or from time to time, at a redemption price equal to the greater of

(1)	100% of the principal amount of the Notes to be redeemed or
(2)	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in “Description of the Notes”) plus 45 basis points plus, in each case, accrued and unpaid interest to but excluding the redemption date; provided, however that if the Company redeems any Notes on or after June 14, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to but excluding the redemption date.
Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event (as defined in “Description of the Notes”) occurs prior to maturity, holders will have the right, at their option, to require us to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	56035LAE4
ISIN:	US56035LAE48
Underwriting Discount:	0.650%
Active Bookrunners:	RBC Capital Markets, LLC
Truist Securities, Inc.
SMBC Nikko Securities America, Inc.

Passive Bookrunner:	Raymond James & Associates, Inc.

Co-Managers:	Comerica Securities, Inc.
Hancock Whitney Investment Services, Inc.
WoodRock Securities, L.P.
Zions Direct, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Main Street Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Main Street Capital Corporation and should be read carefully before investing.

The information in the Preliminary Prospectus and in this announcement is not complete and may be changed. The Preliminary Prospectus and this announcement are not offers to sell any securities of Main Street Capital Corporation and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with the Securities and Exchange Commission and effective. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus may be obtained from: RBC Capital Markets, LLC, 200 Vesey Street New York, NY 10281 Attn: Prospectus Department, tel: 866-375-6829, email: RBCNYFixedIncomeProspectus@rbccm.com.